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                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration No. 333-106300

                       APPLIED DIGITAL SOLUTIONS, INC.
                         PROSPECTUS SUPPLEMENT NO. 1
                 TO THE PROSPECTUS DATED SEPTEMBER 10, 2003


                      22,857,143 shares of Common Stock


            We have entered into three separate securities purchase agreements (the "Agreements") on September 19, 2003, with each of First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP (collectively referred to as the "Purchasers") for the purchase of up to 11,428,571 shares, 5,714,286 shares and 5,714,286 shares of our common stock, respectively (22,857,143 shares in the aggregate).

            This prospectus supplement relates to all of the settlement dates under the terms of the Agreements. The Agreements provide for the purchase of an aggregate of 22,857,143 million shares of our common stock on up to ten (10) settlement dates within a 31-trading day period, but in no event selling shares for an aggregate purchase price in excess of $3,999,999.99, $2,000,000 and $2,000,000 from First Investors Holding Co.,
Inc., Magellan International LTD and Cranshire Capital, LP, respectively. The settlement dates (if any) and the number of shares to be purchased will occur as described in the Plan of Distribution section of this prospectus supplement.

            In accordance with the Agreements, the purchase price for each share being purchased shall equal 87.00% of the average of the volume weighted average trading price (as reported by Bloomberg Financial L.P., using the VAP function) of our common stock for the three trading days immediately preceding each settlement date. We are not obligated to sell any shares under the Agreements at a price less than the floor price of $0.35 per share. We are not required to sell and the Purchasers are not required to purchase any of our common stock at a price that is less than the floor price. The Purchasers may but are not required to purchase up to the maximum aggregate amount of shares under their respective agreements at the floor price, subject to the dollar limitations noted above. If the volume weighted average trading price on two consecutive settlement dates is less than $0.42, then, at any time thereafter, the Purchasers are entitled to terminate any and all of their obligations under their respective agreements. On September 19, 2003, the last reported sales price of our common stock (symbol: "ADSX") on the Nasdaq SmallCap Market was $0.50 per share.

            AN INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING


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ON PAGE 5 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this prospectus supplement is September 19, 2003.

            This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement covers our offering of up to 30.0 million shares of our common stock. This prospectus supplement provides specific information about the offering of common stock under this registration statement, and updates information provided in the prospectus dated September 10, 2003. You should read both this prospectus supplement and the prospectus carefully. Please see the Plan of Distribution section which includes a more detailed description of the Agreements.

                            PLAN OF DISTRIBUTION

            On September 19, 2003, we extended and modified the terms of a placement agency agreement with J. P. Carey Securities, Inc. ("J.P. Carey"). J.P. Carey is a registered broker-dealer and a member of the National Association of Securities Dealers (the ("NASD"). The revised placement agency agreement will expire at such time that we sell the full 30.0 million shares being offered under our registration statement.

            On September 19, 2003, we entered into the Agreements with First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, each of whom was introduced to us by J.P. Carey. Under the terms of the Agreements we may sell up to 11,428,571 shares, 5,714,286 shares and 5,714,286 shares of our common stock to First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, respectively (22,857,143 shares in the aggregate). However, in no event may the aggregate purchase price for the aggregate number of shares purchased under each of the agreements with First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP exceed $3,999,999.99, $2,000,000 and $2,000,000, respectively. Under the terms of the revised placement agency agreement with J.P. Carey, we have agreed to pay J.P. Carey a fee of 2.0% of the gross subscription proceeds from the shares sold to the Purchasers.

            Terms of the Securities Purchase Agreements

            The Agreements provide for up to ten (10) settlement dates for purchases of shares of our common stock over a 31-trading day period. The Agreements provide for the purchases of the shares to be at a per share price equal to 87.00% of the average of the volume weighted average price of our common stock (as reported by Bloomberg Financial L.P., using the VAP function) for the three trading days immediately preceding each applicable settlement date. The Company is not obligated to sell any shares under the Agreements at a price less than the floor

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price of $0.35 per share. The terms of the Agreements contemplate that the number of shares to be purchased on the respective settlement dates by the Purchasers will be approximately equal to the following:

     (i) On the first settlement date, 1,142,857 shares, 571,429 shares and 571,429 shares of our common stock, by First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, respectively;

     (ii) On the second settlement date, 2,285,714 shares, 1,142,857 shares and 1,142,857 shares of our common stock by First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, respectively, less the number of any shares purchased by the respective purchaser on the first settlement date;

     (iii) On the third settlement date, 3,428,571 shares, 1,714,286 shares and 1,714,286 shares of our common stock by First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, respectively, less the aggregate number of any shares purchased by the respective purchaser on all previous settlement dates;

     (iv) On the fourth settlement date, 4,571,428 shares, 2,285,714 shares and 2,285,714 shares of our common stock by First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, respectively, less the aggregate number of any shares purchased by the respective purchaser on all previous settlement dates;

     (v) On the fifth settlement date, 5,714,286 shares, 2,857,143 shares and 2,857,143 shares of our common stock by First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, respectively, less the aggregate number of any shares purchased by the respective purchaser on all previous settlement dates;

     (vi) On the sixth settlement date, 6,857,143 shares, 3,428,571 shares and 3,428,571 shares of our common stock by First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, respectively, less the aggregate number of any shares purchased by the respective purchaser on all previous settlement dates;

     (vii) On the seventh settlement date, 8,000,000 shares, 4,000,000 shares and 4,000,000 shares of our common stock by First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, respectively, less the aggregate number of any shares purchased by the respective purchaser on all previous settlement dates;

     (viii) On the eighth settlement date, 9,142,857 shares, 4,571,429 shares and 4,571,429 shares of our common stock by First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, respectively, less the aggregate number of any shares purchased by the respective purchaser on all previous settlement dates;

     (ix) On the ninth settlement date, 10,285,714 shares, 5,142,857 shares and 5,142,857 shares of our common stock by First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, respectively, less the aggregate number of any shares purchased by the respective purchaser on all previous settlement dates; and

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     (x)    On the tenth settlement date, 11,428,571 shares, 5,714,286 shares and 5,714,286 shares of our common stock by First Investors Holding Co., Inc., Magellan International LTD and Cranshire Capital, LP, respectively, less the aggregate number of any shares purchased by the respective purchaser on all previous settlement dates.

            There are several exceptions to the per share purchase price, the timing, the number of shares to be purchased, and the Purchasers' obligations. First, the Purchasers each have the right, on the day preceding any settlement date, to elect to acquire up to the maximum aggregate amount of shares to be acquired under their respective agreements on the applicable settlement date, subject to the dollar limitation on the proceeds. Second, we are not required to sell, and the Purchasers are not required to purchase, any of our common stock at a price that is less than the floor price. If the per share price with respect to a particular settlement date is less than the floor price, the Purchasers may, but are not required to, each purchase up to the maximum aggregate amount of shares under their respective agreements at the floor price, subject to the dollar limitation on the proceeds. Third, if the volume weighted average trading price on two consecutive settlement dates is less than $0.42, then, at any time thereafter, the Purchasers are each entitled to terminate any and all of their obligations under their respective agreements.

           The Purchasers are not permitted to acquire shares under their respective agreements to the extent that, giving effect to such proposed acquisition, the beneficial ownership of our common stock by the purchaser (together with its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the purchaser's for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended,) would exceed 9% of the total number of issued and outstanding shares of our common stock (including for such purpose the shares of our common stock potentially issuable upon such acquisition).

            The Purchasers may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, in connection with the sale of any shares acquired under the Agreements. Broker-dealers or other persons acting on account of the Purchasers or each other may also be deemed to be underwriters. The determination of whether or not purchasers are underwriters requires a facts and circumstances analysis entailing consideration of, among other things: (i) how long the Purchasers have held or intend to hold the shares purchased from us (the Agreements do not contain representations or warranties by the Purchasers regarding their investment intent); (ii) the circumstances in which they acquire the shares;
(iii) the amount of shares involved (which would entail consideration of the existence of any affiliation between or among J.P. Carey and the applicable Purchasers); (iv) whether they are in the business of underwriting securities; and (v) whether under all the circumstances it appears that the Purchasers are acting as conduits for us.

            Underwriters and entities acting on their behalf would not be able to resell the shares purchased from us in reliance on the exemption from registration provided by Section 4(1) of the Securities Act of 1933. Further, the purchasers and entities acting on behalf of underwriters would be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, and the rules and regulations under the Securities Act.

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            Indemnification and Fees

            We have agreed to indemnify and hold harmless J.P. Carey and the Purchasers and their respective officers, directors, employees, agents and control persons from and against any losses, claims, damages, liabilities, costs and expenses to which they may become subject, under the Securities Act of 1933, as amended, or otherwise, to the extent such losses, claims, damages, liabilities, costs and expenses arise out of or are based upon:

      o Any actual or alleged untrue statement of material fact contained in our registration statement as amended or supplemented; or

      o The actual or alleged omission to state in the registration statement, as amended or supplemented, a material fact required to be stated in the registration or necessary to make the statements in the registration statement not misleading.



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